KPMG LLP	Telephone	61/988 1000
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Boston, MA 02110-2371	Internet	www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

ING Investors Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the ING Funds listed in Appendix A (the Funds), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of October 31, 2002, November 30, 2002, and December 31, 2002.  Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2002, November 30, 2002, and December 31, 2002, and, with respect to agreement of security purchases and sales, for the period January 1, 2002 through December 31, 2002:

(1)         Confirmation of all securities held in book entry form by the Bank of New York Mellon (formerly, The Bank of New York) (custodian);

(2)         Confirmation of securities held in book entry form by ING Belgium S.A./N.V. (affiliated sub-custodian bank);

(3)         Confirmation of securities held in book entry form by Euroclear Belgium (foreign depository);

(4)         Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5)         Reconciliation of all such securities to the books and records of the Funds, the custodian and the affiliated sub-custodian bank;

(6)         Agreement of selected security purchases and sales during the period January 1, 2002 through December 31, 2002 from the books and records of the Funds to broker confirmations or bank statements.

KPMG LLP, a U.S. Limited Liability partnership, is the U.S.

Member from of KPMG International, a Swiss cooperative.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2002, November 30, 2002, and December 31, 2002, with respect to the securities reflected in the investment accounts of the Funds that are held by the affiliated sub-custodian bank pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects.  We have not examined the Funds’ compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts

June 9, 2008

Appendix A

ING International Growth Opportunities Portfolio (formerly, ING International Portfolio)

ING Julius Baer Foreign Portfolio

February 6, 2008

KPMG LLP

Attention: Dan Strasshofer

99 High Street

Boston, MA 02110

RE:     Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the ING Funds listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2002, November 29, 2002, December 31, 2002, September 30, 2003, October 31, 2003, and December 31, 2003, and for the period from January 1, 2002 through December 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002, November 29, 2002, December 31, 2002, September 30, 2003, October 31, 2003, and December 31, 2003, and for the period from January 1, 2002 through December 31, 2003, with respect to securities reflected in the investment accounts of the Funds that are held by affiliated foreign sub-custodians. We note that all affiliated sub-custodians that maintained assets of the Funds during the applicable period qualified as “Eligible Foreign Custodians” under rule 17f-5.

Very truly yours,

ING Funds

/s/ Shaun P. Mathews
Shaun P. Mathews
Chief Executive Officer

/s/ Todd Modic
Todd Modic
Senior Vice President and Chief Financial Officer

7337 East Doubletree Ranch Road	Scottsdale, AZ 85258-2034	Toll Free: 800.745.4746

Appendix A

ING Foreign Fund

ING International Growth Opportunities Fund (formerly, ING International Fund)

ING International Equity Fund (formerly, ING International Growth Fund)

ING International Growth Opportunities Portfolio (formerly, ING International Portfolio)

ING International Small Cap Fund (formerly, ING International Small Cap Growth Fund)

ING International Value Fund

ING Julius Baer Foreign Portfolio

ING Russia Fund

ING Strategic Allocation Growth Fund

ING Strategic Allocation Moderate Fund (formerly, ING Strategic Allocation Balanced Fund)

ING VP International Equity Portfolio

ING VP International Value Portfolio

ING VP Strategic Allocation Growth Portfolio

ING VP Strategic Allocation Moderate Portfolio (formerly, ING VP Strategic Allocation Balanced Portfolio)